UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 33)*

ATHENA GOLD CORPORATION

(Name of Issuer)

              COMMON STOCK

 (Title of Class of Securities)

                   04686B 108

(CUSIP Number)

John Power, CEO/Director
2010 A Harbison Drive # 312, Vacaville, CA  95687
                  (707)  291-6198

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

                  October 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☒

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04686K108

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

JOHN D. GIBBS

(2) Check the Appropriate Box if a Member (a) [ x  ] of a Group* (b) [   ]

(3) SEC Use Only

(4) Source of Funds*      PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  [   ]

(6) Citizenship or Place of Organization

U.S.A.

Number of Shares	(7) Sole Voting Power 46,952,310
Beneficially Owned	(8) Shared Voting Power 0
by Each Reporting	(9) Sole Dispositive Power 46,952,310
Person With	(10)Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

41,638,739 shares of Common Stock

5,303,571 shares of Common Stock issuable upon exercise of Common Stock Warrants

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)  24.58%

(14) Type of Reporting Person*              IN

*SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1. SECURITY AND ISSUER

The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of Athena Gold Corporation, a Delaware corporation (the “Company”). The address and principal executive offices of the Company is 2010A Harbison Drive # 312, Vacaville, CA  95687.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c)John D. Gibbs; 807 Wood N Creek, Ardmore, OK  73401, President of TriPower Resources, 16 E. Street SW, Ardmore, OK  73401.

(d)-(f)The natural person referred to above is a United States Citizen.  During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended as follows:

Effective August 28, 2024, Mr. Gibbs purchased in a private transaction, an aggregate of 50,000 shares of Common Stock of the Company at a price of $0.035 per share.

Effective August 29, 2024, Mr. Gibbs purchased in a private transaction, an aggregate of 50,000 shares of Common Stock of the Company at a price of $0.035 per share.

Effective October 25, 2024 Mr. Gibbs purchased in a private transaction, an aggregate of 4,000,000 Units of the Company’s securities at a price of $0.0361 per Unit with each Unit consisting of one share of Common Stock and (1) one half warrant. Each whole warrant (two half warrants) is exercisable to purchase one share of Common Stock at price of $0.0862 per share. The warrants are exercisable for a period of three years.

ITEM 4.  PURPOSE OF TRANSACTION

The securities of the Company were acquired by Mr. Gibbs for investment. Mr. Gibbs reserves the right to acquire additional shares of the Company’s common stock, either in open market purchases or in private transactions.

_______________

1 The price per share has been converted to US currency from Canadian $0.05 per share.

2 The price per share has been converted to US currency from Canadian $0.12 per share.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended as follows:

(a)     At the close of business on October 25, 2024, Mr. Gibbs would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 46,952,310 shares, consisting of Warrants exercisable to purchase 5,303,571 shares of common stock, 35,493,239 shares owned individually, 5,655,500 shares owned by Tri Power Resources, Inc. a corporation controlled by Mr. Gibbs and 500,000 shared owned by Redwood Microcap Fund, a company controlled by Mr. Gibbs. Mr. Gibbs The securities represent 24.58% of the issued and outstanding shares of common stock of the Company.  The foregoing is based upon 185,723,633 shares of common stock issued and outstanding as of the date of this report.

(b)     Mr. Gibbs has the sole voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above, except as noted.

(c)     Mr. Gibbs has not purchased or sold any shares of common stock during the past 60 days, except as disclosed herein.

(d)     Not applicable

(e)      Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2024 (Date)

/s/ John D. Gibbs (Signature)

John D. Gibbs (Name/Title)

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